SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

     or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________


Commission File Number:  000-00795


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            BADGER PAPER MILLS, INC.
                PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BADGER PAPER MILLS, INC.
                              200 West Front Street
                            Peshtigo, Wisconsin 54157

                              REQUIRED INFORMATION

     The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Financial statements and report of independent certified public accountants

Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees

December 31, 2002 and 2001




                                    CONTENTS


                                                                          Page

Report Of Independent Certified Public Accountants                          4

Financial Statements

     Statements Of Net Assets Available For Benefits                        5

     Statements Of Changes In Net Assets Available For Benefits             6

     Notes To Financial Statements                                          7


Supplementary Information

     Report Of Independent Certified Public Accountants On
       Supplementary Information                                           14

     Schedule H, Line 4(i) - Schedule Of Assets Held At End Of
       Year                                                                15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Badger Paper Mills, Inc.

We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Appleton, Wisconsin
June 11, 2003

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,



                                                      2002             2001
                                                  -----------      -----------
                     ASSETS

Investments, at fair value
   Common trust funds                             $12,372,012      $11,049,177
   Mutual funds                                    14,839,255       20,109,670
   Common stock                                        72,709           62,114
                                                  -----------      -----------
                                                   27,283,976       31,220,961

Employer contributions receivable                     416,343          445,451

Accrued income                                              9               29
                                                  -----------      -----------

          Total assets                             27,700,328       31,666,441
                                                  -----------      -----------


                   LIABILITIES

Miscellaneous payable                                       -           30,636
                                                  -----------      -----------

          Total liabilities                                 -           30,636
                                                  -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $27,700,328      $31,635,805
                                                  ===========      ===========


The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             Year ended December 31,


                                                       2002           2001
                                                   ------------   ------------

Additions to net assets available for benefits:
   Investment income:
      Interest income and dividends                $   167,517    $   184,104

   Contributions:
      Employee contributions                           519,770        488,958
      Employer contributions                           416,343        445,451
                                                   -----------    -----------
                                                       936,113        934,409
                                                   -----------    -----------

          Total additions                            1,103,630      1,118,513
                                                   -----------    -----------

Deductions from net assets available for
 benefits:
   Net depreciation in fair value of investments     3,790,274      2,344,550
   Benefits paid to participants                     1,196,108      2,147,836
   Trust and other fees                                 51,350         34,075
                                                   -----------    -----------

          Total deductions                           5,037,732      4,526,461

          DECREASE IN NET ASSETS AVAILABLE
           FOR BENEFITS                             (3,934,102)    (3,407,948)

Net assets available for benefits at
 beginning of year                                  31,635,805     35,169,593

Transfer to Badger Paper Mills, Inc. Profit
 Sharing Plan and Trust for Non-Union Employees         (1,375)      (125,840)
                                                   -----------    -----------

Net assets available for benefits at end of year   $27,700,328    $31,635,805
                                                   ===========    ===========



The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001



NOTE A - PLAN DESCRIPTION

     The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     1. General

     The Plan is a defined contribution plan that covers substantially all union employees of Badger Paper Mills, Inc. (the "Company") that have attained the age of 18. Employees who have completed at least two months of service with the Company are eligible to make 401(K) contributions. Employees are eligible to receive an allocation of the Company's contribution after at least 1,000 hours of service during the year and they must be employed at year-end. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation.

     2. Contributions

     The Company contributes to the Plan each year using the sum of two calculations. In the first calculation, the Company contributes the greater of (1) 25% of its adjusted net income, as defined in the Plan, for the year or (2) 4% of the total compensation paid to Plan participants during the year plus 4% of the excess compensation as defined in the plan. In the second calculation, the Company contributes to the Plan an additional contribution of one percent bonus for each three percent EBIT the Company earns, up to a maximum contribution of 6% at 15% EBIT. The percent EBIT is calculated by dividing the earnings before interest and taxes by net sales. The maximum contribution to the profit sharing accounts on a yearly basis is 10% in total.

     A cash or deferred arrangement plan, known as CODA, as authorized by
     Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2002 and 2001


NOTE A - PLAN DESCRIPTION - Continued

     3. Vesting

     Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

     Effective January 1, 2002, vesting in the Company's profit sharing contribution is in accordance with the following graduated vesting schedule:

               Years of service                 Nonforfeitable percentage
               ----------------                 -------------------------

                  Less than 1                                0%
                  1                                         33
                  2                                         66
                  3 or more                                100


     In 2001, participants became 20% vested in the Company's profit sharing contribution following three years of service and were additionally vested at 20% for each year of additional service up to seven years of service, at which time participants were fully vested.

     Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

     4. Participant Accounts

     Each participant's account is credited with the participant's contribution, an allocation of the Company's profit sharing contribution, Plan earnings and forfeitures of terminated participants' nonvested accounts. The participants share in the Company's contributions and forfeitures on the basis of allocated shares. Shares are determined through a formula based upon each participant's earnings and number of years of service with the Company.

     5. Investment Options

     Upon enrollment in the Plan, a participant may direct investments consisting of his or her employee contributions and employer contributions plus actual earnings thereon in 1% increments in any of the investment options offered by the Plan.

     Participants may change their investment options daily.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2002 and 2001


NOTE A - PLAN DESCRIPTION - Continued

     6. Benefits

     On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive the full value of the participant's account. Upon a participant's termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

     The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

     1. Use of Estimates

     In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     2. Basis of Accounting

     The financial statements of the Plan are prepared on an accrual basis.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2002 and 2001



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     3. Valuation of Investments

     The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

     Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds' net assets, stated at fair market value on the last business day of the year.

     4. Net Appreciation/(Depreciation) in Fair Value of Investments

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

     5. Payment of Benefits

     Benefits are recorded when paid.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2002 and 2001



NOTE C - INVESTMENTS

     The following schedule presents the investments held by the Trustee in each fund at December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                        2002           2001
                                                    -----------    -----------
     Common Trust Funds:
       Wells Fargo Stable Return Fund               $12,139,414    $10,668,891
       Other                                            232,598        380,286

     Mutual Funds:
       Wells Fargo Growth Balanced Fund               4,543,838      5,927,723
       Wells Fargo Growth Equity Fund                 2,410,421      2,905,872
       Wells Fargo Diversified Equity Fund            2,331,060      2,916,188
       Janus Overseas Fund                              717,385        933,882
       Wells Fargo Large Company Growth Fund          1,537,187      1,937,666
       Wells Fargo Small Cap Opportunities Fund       2,371,600      3,902,583
       Other                                            927,764      1,585,756

     Common stock                                        72,709         62,114
                                                    -----------    -----------

                                                    $27,283,976    $31,220,961
                                                    ===========    ===========

     The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31,:

                                                        2002           2001
                                                    -----------    -----------

     Common trust funds                             $   554,361    $   456,735
     Mutual funds                                    (4,388,036)    (2,810,212)
     Common stock                                        43,401          8,927
                                                    -----------    -----------

                                                    $(3,790,274)   $(2,344,550)
                                                    ===========    ===========

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2002 and 2001


NOTE C - INVESTMENTS - Continued

     In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.


NOTE D - ADMINISTRATIVE EXPENSES

     All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.


NOTE E - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.


NOTE F - INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 25, 1999, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the plan administrator and the Plan's tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE G - RELATED-PARTY TRANSACTIONS

     Certain plan investments are managed by Wells Fargo Bank. Wells Fargo Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                            SUPPLEMENTARY INFORMATION

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION



Badger Paper Mills, Inc.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2002 and 2001 and for the years then ended, which are presented in the preceding section of this report. The supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP

Appleton, Wisconsin
June 11, 2003

                                  Badger Paper Mills, Inc.
                      Profit Sharing Plan and Trust for Union Employees

               SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR

                             Employer ID #39-0143840 - Plan #001

                                      December 31, 2002


      (b) Identity of Issuer,    (c) Description of investment including
         borrower, lessor           maturity date, rate of interest,
(a)      or similar party           collateral, par or maturity value      (e) Current value
---   -----------------------    ---------------------------------------   -----------------

 *    Wells Fargo Bank, N.A.     Stable Return Fund                           $12,139,414
                                 Short-Term Investment Fund                         7,956
                                 S & P 500 Collective Fund                        224,642
                                                                              -----------
                                                                               12,372,012

 *    Wells Fargo Bank, N.A.     Growth Balanced Fund                           4,543,838
                                 Growth Equity Fund                             2,410,421
                                 Large Company Growth Fund                      1,537,187
                                 Strategic Income Fund                            774,888
                                 Diversified Equity Fund                        2,331,060
                                 Small Cap Opportunities Fund                   2,371,600
      Janus                      Overseas Fund                                    717,385
      MSIF Trust                 Mid Cap Growth Portfolio Fund                    152,876
                                                                              -----------
                                                                               14,839,255

 *    Badger Paper Mills, Inc.   Common Stock                                      72,709
                                                                              -----------

                                                                              $27,283,976
                                                                              ===========


* Indicates party-in-interest investment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Badger Paper Mills, Inc., the Plan administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 26th day of June, 2003.

                                   BADGER PAPER MILLS, INC. PROFIT
                                   SHARING PLAN AND TRUST FOR UNION EMPLOYEES



                                   By: /s/ Ronald E. Swanson
                                       -----------------------------------------
                                       Ronald E. Swanson



                                   By: /s/ William H. Peters
                                       -----------------------------------------
                                       William H. Peters

                                  EXHIBIT INDEX


                            BADGER PAPER MILLS, INC.
                PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES


                                    FORM 11-K


Exhibit No.                           Exhibit                          Page No.
-----------                           -------                          --------

   (23)           Consent of Grant Thornton LLP                           18

  (99.1)          Written Statement of the President and Chief
                  Executive Officer pursuant to 18 U.S.C. ss.
                  1350                                                    19


  (99.2)          Written Statement of the Vice President,
                  President, Chief Financial Officer, Secretary
                  and Treasurer pursuant to 18 U.S.C.ss.1350              20